Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Historical
	Years Ended September 30,
	2007		2008		2009		2010		2011
Pre-tax income	$159,959		$244,775		$296,431		$319,979		$324,847
Interest expense	1,689		1,410		2,293		2,725		4,530
Captialized interest	2,641		2,606		8,786		3,937		8,218
Earnings	$161,648		$246,185		$298,724		$322,704		$329,377
Ratio of earnings to fixed charges	37.3	x	61.3	x	27.0	x	48.4	x	25.8	x

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.